

July 30, 2015

Tim Kinnear
Chief Financial Officer
PFO Global, Inc.
7501 Esters Blvd., Suite 100
Irving, TX 75063

> **Re:** **PFO Global**
> **Form 8-K**
> **Filed July 6, 2015**
> **File No. 333-167380**

Dear Mr. Kinnear:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. You disclose that, on June 30 2014, you acquired 100% of the issued and outstanding shares of Pro Fit Optix Holding Company, LLC. Because it appears you were a shell company under Rule 12b-2 of the Securities Exchange Act at the time of the acquisition, please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Bruce C. Rosetto, Esq.
       Greenberg Traurig, P.A.